Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: November 15, 2021

FreightWaves

From Booking to billing, hyperautomation transforming freight journey

November 15, 2021

The right technology partner can maximize end-to-end benefits

Every day more freight businesses are integrating comprehensive digital platforms, which use artificial intelligence and machine learning to automate groups of related tasks while also augmenting the workflow of employees. This comprehensive process is called hyperautomation — a term coined by research firm Gartner.

The ultimate goal of hyperautomation is to serve the end user. As brokers and shippers across the industry continue to weather tight capacity, labor shortages and high rates, embracing this approach has the potential to drive growth, improve accuracy, enhance productivity and ensure customer satisfaction across the industry.

Following a shipment’s end-to-end journey, here are five areas where hyperautomation can have an immediate impact.

Auto scheduling: Appointments booked based on preferences

AI and automation can help ease some of the pain of scheduling pickups and deliveries between shippers and carriers. Using historical data on facilities, AI can predict appointment times and automate scheduling, therefore streamlining a shipment’s life cycle.

Leading digital freight platform Transfix integrates with shippers’ scheduling systems to automate internal processes. By using real-time location data, shippers and brokers can see when a carrier is at pickup, as well as autodetect when a shipment will be late.

Automation does not remove the need for human labor, however. If after the shipment is tendered, no one at the facility confirms the appointment via email, a team member will reach out directly. Blending the highest offerings of what both technology and people have to offer makes the supply chain efficient.

Auto tendering: Drivers can bid and book on the road

Using automation and AI in the transportation industry not only means integrating with a shipper’s TMS but also integrating with drivers’ devices so that booking loads is easy and convenient.

At Transfix, carriers can search for, bid on and book loads through both web and app portals. By using historical data to predict appointment times, dispatchers and small carriers can book without the hassle of additional phone calls or emails.

Auto matching: The all-knowing algorithm maximizes utilization

When it comes to digitizing the freight ecosystem, timing is everything. Matching the right carrier to the right shipper requires the aggregation of thousands of data points, such as carrier and shipper preferences, market conditions, driver locations and carrier scorecards.

Transfix’s proprietary algorithm ranks and matches carriers with the most appropriate loads using historical data found through AI or preferences communicated by the carrier. This automation process drives repeated bookings and strong shipper and carrier relationships. For those highly ranked carriers, Transfix’s reserved lane feature gives priority access to matching lanes to maximize utilization. To minimize those expensive and environmentally harmful empty miles, Transfix regularly maximizes backhaul to help carriers return to their starting point and increase revenue.

Auto pricing: Real-time data delivers trustworthy pricing today and tomorrow

Compared to other industries, the transportation industry has struggled to obtain reliable rate data. However, leveraging machine learning algorithms and third-party data allows digital freight networks to deliver the most trustworthy pricing for shippers’ spot and contract rates.

More specifically, Transfix TrueRate allows for a comprehensive understanding of the marketplace and the industry’s seasonality. Third-party providers and other sources bolster TrueRate’s real-time data feed, providing Transfix the confidence required to guarantee rates for shippers.

“In seconds, we can provide guaranteed prices for thousands of shipments,” said Jonathan Salama, Transfix’s co-founder and chief technology officer. “We can price every lane, figure out a fair spot or contract cost. We can even tell a shipper what they should have paid for a shipment in the past so that they can understand their buying power.”

Auto invoicing: Let AI take over this task

Historically, back-office processes like invoicing and billing relied on hours of manual labor. This is a prime opportunity for automation to save time, improve accuracy and allow employees to pursue higher-level tasks.

Auto invoicing removes the need to edit PDFs or manually email or fax invoices. Transfix’s automation allows it to create customized templates for shippers that sync with billing data in real time.

The bottom line is that automation, machine learning and AI work in concert for the needs of both shippers and carriers — needs that are both fixed and constantly changing.

“We aim to make one of the hardest professions easier. For carriers, the platform ensures they won’t be left without a load in hand, among other things,” said Salama.

“For shippers, it’s never been easier to track the life cycle of the shipment and get real-time updates. We are an invisible hand that makes their process worry free and efficient and helps reduce their freight spend,” he added.

As announced on Sept. 21, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. The closing of the transaction is expected by the end of the first quarter 2022, subject to customary closing conditions.

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I Inc. (“G Squared Ascend I”) and Transfix, Inc. (“Transfix”), Transfix Holdings, Inc. (“Transfix Holdings”) has filed a registration statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I’s stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I’s executive officers and directors in the solicitation by reading G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are “forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I’s proposed business combination with Transfix, G Squared Ascend I’s ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I’s or Transfix’s current plans and operations as a result of the announcement of the transactions; (v) Transfix’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix’s business and the timing of expected business milestones, (ix) the effects of competition on Transfix’s business, (x) supply shortages in the materials necessary for the production of Transfix’s products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I’s public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of G Squared Ascend I’s final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I’s final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I’s SEC filings are available publicly on the SEC's website at www.sec.gov.